UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Stock Purchase Agreement

On May 16, 2022, Procaps Group, S.A. (the “Company”) entered into a Stock Purchase Agreement (the “SPA”) with AI Global Investments (Netherlands) PCC Limited, a protected cell company limited by shares organized under the laws of the Island of Guernsey (“PCC”), acting for and on behalf of the Soar Cell, Triana Capital S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“Triana”), AI Pearl (Netherlands) B.V., a private limited company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Pearl Holding Seller”), Perrigo Ireland 7 DAC, a company duly organized and validly existing under the laws of the Republic of Ireland (“Pearl Ireland”, and together with PCC, Triana and Pearl Holding Seller, each a “Seller” and collectively, the “Sellers”), AI Soar (Netherlands) BV, a (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Somar Holding Company”), Química y Farmacia S.A. de C.V., a sociedad anónima de capital variable duly organized and validly existing under the laws of Mexico (“Quifa”), PDM Acondifarma S.A. de C.V., a sociedad anónima de capital variable duly organized and validly existing under the laws of Mexico (“PDM”), Gelcaps Exportadora de México S.A. de C.V., a sociedad anónima de capital variable duly organized and validly existing under the laws of Mexico (“Gelcaps”, and together with Quifa and PDM, “Pearl Mexico”) and Grupo Farmacéutico Somar S.A.P.I. de C.V., a sociedad anónima promotora de inversión de capital variable organized under the laws of Mexico (“Somar” and together with Somar Holding Company, “Grupo Somar”, and together with Pearl Mexico, the “Targets”).

Information About Somar and Pearl Mexico

Somar specializes in the production of generic and own-brand pharmaceutical products, sold mainly to the private sector, with the majority of its operations within Mexico.

Pearl Mexico specializes in the production and sale of pharmaceutical products, organic chemicals, biological products and over the counter products, with the majority of its operations within Mexico.

The Acquisition of Somar and Pearl Mexico

Pursuant to the SPA, the Company will acquire all of the issued and outstanding capital stock of the Targets from the Sellers, in exchange for an upfront consideration in the form of:

(i)	an aggregate amount of cash in U.S. dollars equal to approximately $303.0 million, subject to customary adjustments for working capital, net debt and other items (the “Closing Cash Consideration Payment”), which will be allocated to each Seller in accordance with the percentages set forth in the SPA; and

(ii)	a vendor loan receivable in an aggregate amount in U.S. dollars equal to approximately $24.3 million (the “Stock Consideration Receivables” and together with the Closing Cash Consideration Payment, the “Closing Consideration Payments”), which will be allocated to Triana and PCC in accordance with the percentages set forth in the SPA.

On the closing (the “Closing”) of the transactions contemplated by the SPA (the “Acquisition”), the Company shall issue to PCC and Triana, pursuant to the terms of the SPA and those certain Stock Consideration Subscription Agreements to be entered into on or about the date of the Closing, between the Company and each of PCC and Triana (the “Stock Consideration Subscription Agreements”), approximately 3,081,730 ordinary shares of the Company, nominal value $0.01 per share (the “Ordinary Shares”), based on a price per Ordinary Share of $7.8878 (the volume-weighted average price per share, rounded to the nearest four decimal points, of Ordinary Shares quoted on the Nasdaq (as reported on Bloomberg L.P. under the function “VWAP”), for the period of 30 consecutive trading days ending on the trading day immediately prior to the date of the SPA) (the “Closing Stock Consideration Payment”), which shall be paid-up by each of PCC and Triana by way of set-off against the respective portions of the Stock Consideration Receivables held by PCC and Triana against the Company, in accordance with article 420-23 of the Luxembourg Law on Commercial Companies dated 10 August 1915, as amended.

Additionally, at the Closing, the Company shall pay the Sellers an aggregate amount of cash in U.S. dollars, as converted based on the exchange rate of MXN$20.5693 to US$1.00 (the “Applicable Exchange Rate”), equal to 70.0% of PCC’s good faith estimate of the valued added tax receivables of Pearl Mexico and its subsidiaries that have been reported to the tax authorities as a result of the filing of any value-added tax return on or prior to the date of the Closing (the “Filed VAT Receivables”), minus MXN$48,177,093, and subject to certain adjustments set forth in the SPA.

In addition to the upfront consideration paid or issued at the Closing, the Sellers have a right to receive a contingent payment in U.S. dollars, as converted based on the Applicable Exchange Rate, in the amount by which the gross profit of Targets and its subsidiaries for the fiscal year ended December 31, 2022 exceeds MXN$1,490,000,000, multiplied by 3.85, with a maximum amount payable of MXN$300,000,000.

Conditions to Each Party’s Obligations

The obligations of the parties to consummate the Acquisition are subject to the satisfaction or waiver of customary closing conditions at or prior to the Closing, including (i) no injunction, writ or preliminary restraining order or any order of any nature issued by any governmental authority to the effect that the Acquisition may not be consummated as provided in the SPA will have been issued and remain in effect, no proceeding or lawsuit will have been commenced by any governmental authority for the purpose of obtaining any such injunction, writ or preliminary restraining order, and no written notice will have been received from any governmental authority indicating an intent to restrain, prevent, materially delay or restructure the Acquisition (“No Adverse Proceeding Condition”); (ii) all consents, approvals, orders or authorizations of any governmental authority required in connection with the execution or performance of the SPA, including any regulatory antitrust approvals shall have been obtained and be in full force and effect (the “Government Approval Condition”); and (iii) execution and delivery of the Registration Rights and Lock-Up Agreement (as defined below) and Stock Consideration Subscription Agreements.

The obligations of the Company to consummate the Acquisition are subject to certain additional conditions at or prior to the Closing, including (i) the accuracy of certain representations and warranties of the Sellers and the Targets except, with respect to certain representations and warranties, where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, condition or results of operations of the Targets and its subsidiaries, taken as a whole, or the ability of the Company to consummate the Acquisition; (ii) the performance or compliance in all material respects with all covenants and provisions of the SPA ((i) and (ii) being referred to as “Sellers’ and Targets’ Representations, Warranties and Covenant Conditions”); (iii) delivery by the Targets of annual audited financial statements as of and for the years ended December 31, 2021 and 2020 on or prior to July 15, 2022, and (iii) the delivery to the Company of certifications as to the satisfaction of the conditions.

The obligations of the Sellers to consummate the Acquisition are subject to certain additional conditions at or prior to the Acquisition Closing, including (i) the accuracy of certain representations and warranties of the Company except, with respect to certain representations and warranties, where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, condition or results of operations of the Company and its subsidiaries, taken as a whole, or the ability of the Sellers to consummate the Acquisition; (ii) the performance or compliance in all material respects with all covenants and provisions of the SPA ((i) and (ii) being referred to as “Company’s Representations, Warranties and Covenant Conditions”); (iii) delivery of an amendment to the Company’s Registration Rights and Lock-Up Agreement dated September 29, 2021, by and among, the Company, Union Group International Holdings Limited, Union Acquisition Associates II, LLC, each of the persons and entities listed on Exhibit A thereto and each of the persons and entities listed on Exhibit B thereto (the “Existing Registration Rights and Lock-UP Agreement”) to conform the terms thereof with the terms of the Registration Rights and Lock-Up Agreement; and (iv) the delivery to PCC of certifications as to the satisfaction of the conditions.

Representations and Warranties

The SPA contains customary representations and warranties of the Company, the Sellers and the Targets, and its subsidiaries, relating to, among other things, their ability to enter into the SPA and the other agreements contemplated thereby to which they are party, their outstanding capitalization, and, in the case of the Targets, representations regarding title to personal, real and leased property, environmental matters, material contracts and licenses, intellectual property and data privacy, required permits for the operations of its businesses, material legal proceedings and tax and employee related matters, among others. The representations and warranties of the Sellers and the Targets contained in the SPA will terminate and be of no further force and effect as of the Closing. The representations and warranties of Company contained in the SPA will survive for a period of 12 months following the Closing, except for certain representations and warranties which will survive until the expiration of the relevant statute of limitations under applicable law.

Covenants

The SPA contains customary covenants of the parties, including, among others, covenants providing for (i) the operation of the parties’ respective businesses prior to consummation of the Acquisition, (ii) the Company’s efforts to obtain representation and warranty insurance that insures for any losses deriving from a breach, or any failure to be true, of the representations and warranties given by the Sellers and the Targets, (iii) the parties’ efforts to satisfy conditions to consummate the Acquisition, (iv) the Sellers and the Targets providing access to information, facilities, personnel and advisors of the Targets to the Company and the parties providing debt financing for the Acquisition, (v) Seller’s efforts to cooperate with the Company to obtain debt financing for the Acquisition, including delivery of audited and unaudited financial statements of the Targets and certain of its subsidiaries at or prior to certain specified dates, (vi) the protection of, and access to, confidential information of the parties, (vii) the parties’ efforts to obtain necessary approvals from governmental authorities, including antitrust approvals, (viii) Quifa and Pearl Holding entering into an instrument of assignment, and causing the entities that sold Pearl Mexico to Pearl Holding to enter into such instrument, pursuant to which Pearl Holding shall assign to Quifa certain rights and obligations under the stock purchase agreement pursuant to which Pearl Holding acquired Pearl Mexico, and (ix) the Company’s efforts to amend or payoff certain existing debt financing. The covenants of the parties contained in the SPA will terminate and be of no further force and effect as of the Closing, except for those covenants that by their terms require performance after the Closing.

Additionally, the parties to the SPA have agreed that the Company shall pay to the Sellers 30% of the amount of the Filed VAT Receivables collected by Pearl Mexico and its subsidiaries from the date of the Closing through the later of (i) the date on which the totality of the Filed VAT Receivables is collected, and (y) 18 months after the date of the Closing (the “Excess VAT Receivables”), in U.S. dollars, as converted based on the Applicable Exchange Rate; provided that the aggregate amount of Excess VAT Receivables due and payable to the Sellers shall be limited to an amount that is equal to (a) the amount of the Filed VAT Receivables minus the MXN$48,177,093, multiplied (b) by 0.30.

Breaches of covenants by the Sellers, covenants of the Targets to be performed prior to Closing, and certain representations and warranties of the Sellers will be subject to the indemnification provisions set forth in the SPA.

Termination

The SPA may be terminated and all the transactions contemplated therein abandoned at any time prior to the Acquisition Closing:

(i)	by mutual written consent of PCC and the Company;

(ii)	by either PCC or the Company, upon written notice to the other, if the Closing shall not have occurred on or before December 31, 2022 (the “Termination Date”); provided, however, that if (A) on the Termination Date all of the conditions to each party’s obligations have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the Closing, are capable of being so satisfied if the Closing would have occurred) or duly waived other than the Government Approval Condition, then PCC or the Company may extend the Termination Date up until April 30, 2023 by delivery of written notice of such extension to the other prior to the Termination Date, or (B) on the Termination Date a burdensome condition shall have been imposed by the Mexican antitrust authorities or any other governmental authority and the notice period set forth in the SPA shall have not expired, then the Termination Date shall be automatically extended up until three (3) business days after the expiration of such notice period (the Termination Date, as so extended under (A) or (B), the “Extended Termination Date”); provided that the right to terminate the SPA under (ii) shall not be available to any party whose failure to fulfill any obligation under the SPA shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Termination Date or the Extended Termination Date, as applicable;

(iii)	by the Company, upon notice to PCC, if (A) the Company is not then in material breach of any provision of the SPA, and (B) if there shall be any final actions, conditions, limitations, restrictions or requirements imposed upon the Company, any Seller or any of the Targets in connection with obtaining antitrust approvals that would impose any requirement to sell, license, assign, transfer, divest, hold separate or otherwise dispose of, before or after the Closing, or require Seller to retain, any assets or businesses of the Company or the Targets, generating, individually or in the aggregate, greater than 12.5% of the combined Targets’ revenue from third parties (measured based on the twelve calendar month period ending on December 31, 2021) and the Company elects not to accept to be subject to such burdensome condition;

(iv)	by the Company if (A) the Company is not then in material breach of any provision of the SPA and (B) there has been a violation or breach by any Seller or Target of any covenant, representation or warranty contained in the SPA, or there has been any event, in each case, that would cause any of the Sellers’ and Targets’ Representations, Warranties and Covenant Conditions not to be satisfied and such violation or breach is either (1) not capable of being cured prior to the Termination Date or the Extended Termination Date, or (2) if curable, is not cured by the applicable Sellers and/or Targets or affiliates thereof within the earlier of (x) 30 days after the giving of notice by the Company to PCC and (y) five days prior to the Termination Date or the Extended Termination Date, as applicable, and such violation or breach has not been waived by the Company;

(v)	by the Sellers, upon notice from PCC to the Company, if (A) each Seller and Target is not then in material breach of any provision of the SPA and (B) there has been a violation or breach by the Company of any covenant, representation or warranty contained in the SPA, or there has been any event, in each case, that would cause any of the Company’s Representations, Warranties and Covenant Conditions not to be satisfied and such violation or breach is either (1) not capable of being cured prior to the Termination Date or (2) if curable, is not cured by the Company within the earlier of (x) 30 days after the giving of notice by the PCC to the Company and (y) five days prior to the Termination Date, and such violation or breach has not been waived by PCC;

(vi)	by the Sellers, upon notice from PCC to the Company, if (A) each Seller and Target is not then in material breach of any provision of the Agreement; and (B) there has been a violation or breach by the Company of any covenant to obtain antitrust approvals that would cause any of the Government Approval Condition and the No Adverse Change Condition not to be satisfied and such violation or breach is either (1) not capable of being cured prior to the Termination Date or the Extended Termination Date, as applicable, or (2) if curable, is not cured by the Company within the earlier of (x) 30 days after the giving of notice by PCC to the Company and (y) five days prior to the Termination Date or the Extended Termination Date, as applicable, and such violation or breach has not been waived by PCC; or

(vii)	by the Company, upon notice to PCC, if (A) the Company is not then in material breach of any provision of the Agreement; and (B) the audited annual financial statements of certain Targets, and certain of its subsidiaries, as of and for the years ended December 31, 2021 and 2020 shall not have been delivered to the Company by July 15, 2022.

If the Agreement is terminated by the Company pursuant to (iii) above or Sellers pursuant to (vi) above, then the Company shall, concurrently with such termination in the case of a termination by the Company pursuant to (iii), or within ten business days in the case of a termination by Sellers pursuant to (vi), pay, or cause to be paid, to the Sellers an antitrust termination fee in the amount of MXN$500,000,000.

Certain Related Agreements

Registration Rights and Lock-Up Agreement

In connection with the Closing, the Company, Triana and PCC will enter into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) pursuant to which, among other things, Triana and PCC shall have customary demand and piggyback registration rights in connection with the Ordinary Shares comprising the Closing Stock Consideration Payment, which will be pro rata with the those of the parties to the Existing Registration Rights and Lock-Up Agreement, except that Triana and PCC shall have piggyback registration rights priority over the parties to the Existing Registration Rights and Lock-Up Agreement with respect to $5.0 million worth of Ordinary Shares based on a VWAP for the period of 30 consecutive trading days ending on the trading day immediately prior to the date of the Closing.

The Ordinary Shares comprising the Closing Stock Consideration Payment, except for any Alternative Lock-Up Ordinary Shares (as defined below), will be locked-up until the earliest of: (i) the date that is 180 days from the date of the Closing, and (ii) such date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of the Company having the right to exchange their Ordinary Shares for cash, securities or other property; provided, however, that if there is a claim for a breach of certain covenants under the SPA, then an amount of Ordinary Shares equivalent to the amount of such claims (up to a maximum of approximately $10.0 million) shall be locked-up until the earliest of: (x) the later of (1) the date that is 180 days from the date of the Closing, and (2) the date that such claim is resolved, and (y) such date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of the Company having the right to exchange their Ordinary Shares for cash, securities or other property.

Ordinary Shares comprising the Closing Stock Consideration Payment in an amount equivalent to $14.0 million, calculated based on a VWAP for the period of 30 consecutive trading days ending on the trading day immediately prior to the date of the Closing (the “Alternative Lock-Up Ordinary Shares”), will be locked-up until the earliest of: (i) the later of (A) the date that is 24 months from the date of the Closing, and (B) only with respect to the Alternative Lock-Up Ordinary Shares that have had their lock-up period extended pursuant to the terms of the SPA and Registration Rights and Lock-Up Agreement, the date that the claim pursuant to which such Alternative Lock-Up Ordinary Shares had their lock-up period extended is resolved, and (ii) such date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of the Company having the right to exchange their Ordinary Shares for cash, securities or other property.

Debt Commitment Letter

Concurrently with the execution of the SPA, the Company, as borrower, entered into a Commitment Letter with Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. (“Commitment Letter”) for a bridge loan of up to $485 million (the “Bridge Loan”), which will be guaranteed by each existing and future direct and indirect material subsidiary of the Company, and the Targets and each of their subsidiaries upon the Closing.  The Bridge Loan will also be secured by a pledge from the Company of its shares in the Targets.  The proceeds of the Bridge Loan will be used, together with the Company’s cash on hand, to finance the cash portion of the purchase price of the Acquisition (including related fees and expenses) and, in the event necessary, to prepay certain of the Company’s existing debt.  The Bridge Loan will accrue interest at a rate of Term SOFR plus a spread between 5.00%-7.25%, determined according to the time the Bridge Loan has been outstanding and the credit rating of the Company, and will mature 12 months after the initial disbursement to the Company in connection with the Acquisition.

Pursuant to the terms of the Commitment Letter, while the Bridge Loan is outstanding, the Company, as the borrower, and the subsidiary guarantors will be subject to customary affirmative, negative and financial covenants which will, among other things, (i) restrict, subject to certain exceptions, the Company’s ability to incur debt or grant liens; sell or transfer title to operating assets; pay dividends and distributions; engage in mergers and consolidations; guarantee, indemnify or assume the liabilities of third parties; change its fiscal year reporting; engage in certain transactions with affiliates; change its lines of business; or amend its organizational documents, and (ii) require the Company and the subsidiary guarantors to maintain an interest coverage ratio of 3.0x EBITDA at all times, and a leverage ratio of 4.25x to 4.75x EBITDA, according to the time the Bridge Loan has been outstanding, calculated on an annual basis. Additionally, the Bridge Loan may be prepaid by the Company or refinanced at any time, without penalty. The Company must prepay the Bridge Loan with, (i) subject to certain exceptions, all proceeds from asset sales or the incurrence of debt by the Borrower and its subsidiaries, and (ii) 75% of net cash proceeds from any issuances of equity or equity-like instruments by the Company.

The Company announces material information to the public through filings with the Securities and Exchange Commission (the “SEC”), the investor relations page on the Company’s website, press releases, public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, the Company encourages investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

	By:	/s/ Ruben Minski
	Name:	Ruben Minski
	Title:	Chief Executive Officer

Dated: May 20, 2022